EXHIBIT (a)(2)

                            EQUITY RESOURCE FUND XXII
                               LIMITED PARTNERSHIP
                                44 Brattle Street
                               Cambridge, MA 02138

                                January 23, 2004

                           Offer To Purchase Units in
                   Capital Realty Investors II Ltd Partnership
                                For $175 per Unit

Dear Limited Partner:


Enclosed with this letter is an offer from Equity Resource Fund XXII Limited Partnership (the "Purchaser") to purchase limited partnership units in Capital Realty Investors II Ltd Partnership (the "Partnership") for $175 per unit. The offer price is net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after January 23, 2004 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Agreement of Sale (enclosed). The Purchaser will pay the transfer fee associated with the sale of your units. This offer expires on February 23, 2004. If you are interested in selling your units, please read the enclosed offer carefully.


FACTORS TO CONSIDER IN EVALUATING THIS OFFER

HIGHEST OFFER PRICE
To the best of the Purchaser's knowledge, its offer price of $175 per unit is the highest recent offer price for units in the Partnership. Additionally, the Purchaser will pay all transfer fees associated with the sale of units under the offer.

SELLING YOUR INTEREST V. WAITING FOR A PARTNERSHIP LIQUIDATION
The general partner of the Partnership recently filed a preliminary proxy statement with the U.S. Securities and Exchange Commission (the "Proxy Statement"). Limited partners in the Partnership should be receiving a consent solicitation asking for their consent to a liquidation of the Partnership within the next thirty days. As a part of the consent solicitation, the general partner is asking limited partners to approve an amendment to the Partnership's limited partnership agreement allowing the general partner to earn certain fees in connection with the Partnership's liquidation. (A complete copy of the Proxy Statement can also be obtained from the Public Reference Room of the SEC in Washington, D.C. at prescribed rates or from the SEC's Website at http://www.sec.gov.)

In the Proxy Statement, the general partner estimates that a full liquidation of the Partnership could take up to (and possibly longer than) 36 months to complete. It also estimates that the Partnership's liquidation value is between $344 and $447 per unit. The general partner discloses in the Proxy Statement that these liquidation values are highly uncertain and that actual liquidation proceeds may be higher or lower than the values presented. Additionally, there is no guarantee that a liquidation of the Partnership will be approved and executed as proposed.

The Purchaser believes that a sale of units under the offer represents an attractive option to waiting for the Partnership's proposed liquidation, especially for limited partners who prefer to avoid the potential delay and risk associated with the liquidation. Unlike the proposed liquidation, the Purchaser's offer is not dependent on a vote of the limited partners and will not be affected by the outcome of any future events. Additionally, limited partners who tender their valid units will be issued payment within 10 business days following the close of the offer.

ELIMINATE FUTURE K-1'S/OPPORTUNITY FOR LIQUIDITY
The Purchaser's offer provides liquidity to limited partners by giving them an opportunity to terminate their investment. The Partnership has been in existence for 20 years. If the proposed liquidation is approved, a full liquidation of the Partnership could take three or more years to complete. If the liquidation is not approved, the Purchaser anticipates that the Partnership will continue to operate as it has for the foreseeable future. By selling your units, you give yourself the opportunity to place the proceeds from a sale into other, more liquid investments. You may also simplify your tax returns by eliminating future K-1 reporting for this Partnership.

EFFECTS OF A SALE OF YOUR UNITS
Limited partners who sell their units will be giving up the opportunity to participate in any future potential benefits associated with ownership of units, including the right to participate in any future distribution of cash or property, including any proceeds associated with the liquidation of the Partnership.

OFFER PRICE MAY NOT REPRESENT THE FULL VALUE OF YOUR UNITS
No independent party has been retained by the Purchaser or by any other person to evaluate or render any opinion to limited partners with respect to the fairness of the offer price. No representation is being made as to fairness or to other measures of value that may be relevant to limited partners. Because of the two-tiered structure of the Partnership and the government-regulated income restrictions on some of the Partnership's investments, the Purchaser was unable to calculate a net asset value for units. As a result, the Purchaser relied in large part on the valuations presented by the general partner of the Partnership in the Proxy Statement. The Purchaser's offer price may be viewed as speculative in nature and could differ significantly from the proceeds that could be realized upon a liquidation of the Partnership. [See "THE OFFER-Introduction-Market Value of Units" and "THE OFFER-Section 7-Purpose and Effects of the Offer"]

THE PURCHASER IS SEEKING TO ACQUIRE UNITS FOR LONG-TERM INVESTMENT PURPOSES
The Purchaser is in the business of acquiring fractional investment interests for long-term retention and seeks to purchase units in the Partnership in advancement of that strategy. The units acquired as a result of this offer will be held as long-term investments and not with a view to a resale. The Purchaser does not acquire general partner positions and is not engaged in property management.

Please read the enclosed offer carefully. It contains important information concerning this offer, the Partnership and the Purchaser. If you wish to sell your units, complete the enclosed Agreement of Sale according to the directions on the agreement, sign where indicated and return it in the pre-addressed return envelope. If you have any questions regarding the offer or would like an additional copy, please call Equity Resource Investments LLC, the information agent for this offer, at (617) 876-4800.

Sincerely,

Equity Resource Fund XXII LP